BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23        A Publicly Listed Company      NIRE. 35300010230


                         ANNOUNCEMENT OF A MATERIAL FACT


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                               OF NOVEMBER 3, 2003
                               -------------------


          On November 3 2003, at 3:30 pm, at its head office, with the legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met, with the purpose of deciding on the repurchase of shares issued by the Bank itself, without the reduction in capital stock in accordance with the provisions of paragraphs 1 and 2 of article 30 of Law 6.404/76 and CVM Instruction 10, 268 and 390 of February 14 1980, November 13 1997 and July 8 2003, respectively.

          The Chairman initially informed that:

a)  1.721.046.491own book entry shares are held as treasury stock being
    142.126.215 common and 1.578.920.276 preferred shares;

b) of the existing preferred shares held as treasury stock, 200,000,000 of the preferred shares were deposited in custody with the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidacao e Custodia) - CBLC, as the underlying assets for the issue of 200,000 "CEDEAR's", under the Argentine Certificates of Deposit Program (CEDEAR's), pursuant to the approval of the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios) - CVM in their authorizing letters CVM/GER-2/n(0) 152/98 and CVM/GEA-4/n(0) 118/98, of which 13,500 "CEDEAR's" have been placed to the present moment and corresponding to 13,500,000 preferred shares;

          After this, the Administrative Council, considering it to be opportune to buy-back shares for holding as treasury stock, cancellation or resale to the market, unanimously decided to authorize the corporation to acquire up to 4,320,000,000 book entry shares issued by itself with no nominal value, comprising a maximum of 590,000,000 common and 3,730,000,000 preferred shares.

          Having clarified that the acquisition of such shares, herewith authorized, represents less than 10% (ten per cent) of the 7,557,381,107 common shares and 54,566,283,481 preferred shares freely circulating in the market, it was decided:


a) to attribute to the Board of Directors discretion to decide when to effect the buy-back operations within the limits herewith approved;
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MEETING OF THE ADMINISTRATIVE COUNCIL OF NOVEMBER 3, 2002 OF BANCO ITAU HOLDING
FINANCEIRA S.A.                                                          Page 2


b) that these acquisitions will be effected via the Stock Exchanges up to November 1st 2004, using resources in the Revenues Reserve ("Reserve - Goodwill on Issued Shares");

c) that theses acquisitions be intermediated by ITAU CORRETORA DE VALORES S.A., with head office at Av. Hugo Beolchi, 900- 15th floor in the city of Sao Paulo.

          All items on the agenda having been concluded, the meeting was declared closed, the transcription of which was registered in these minutes, and having been read and approved, was signed by those present. Sao Paulo-SP, November 3, 2003. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho e Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.




                                  ALFREDO EGYDIO SETUBAL
                                Investor Relations Director